

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2025

Aitan Zacharin
Chief Executive Officer
Greater Cannabis Company, Inc.
2833 Smith Avenue, Suite 333
Baltimore, Maryland 21209

> **Re: Greater Cannabis Company, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2024**
> **Filed March 25, 2025**
> **File No. 000-56027**

Dear Aitan Zacharin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences